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FOIA CONFIDENTIAL TREATMENT REQUEST

Requested by Five Prime Therapeutics, Inc.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

August 28, 2013

BY EDGAR AND ELECTRONIC MAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Prime Therapeutics, Inc. Registration Statement on Form S-1 Filed July 26, 2013, as amended August 16, 2013 and August 23, 2013 File No. 333-190194

Dear Mr. Riedler:

On behalf of Five Prime Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (File No. 333-190194) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2013 and amended on August 16, 2013 (“Amendment No. 1”) and August 23, 2013.

This letter is being filed in response to comments, contained in the letter dated August 23, 2013 from the Staff to Lewis T. Williams, M.D., Ph.D., President and Chief Executive Officer of the Company, with respect to the Registration Statement (the “Comment Letter”). For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

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Securities and Exchange Commission	- 2 -	August 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 47

1.	We acknowledge your response to our prior comment ten. As we continue to gain a better understanding regarding your determination of the fair market value of your common stock at each valuation date, please address the following:

•

As you consider a sample size of at least 10 companies to be an appropriate sample size for the peer group used in each valuation scenario, it does not appear necessary, based on the table provided in your response to the first bullet point, that the 107 companies with other therapeutic focus needed to be used. Please tell us your basis for using these “other companies” and tell us if the valuations at each date would have generated a significant difference if these companies were not used.

In response to the Staff’s comment, the Company advises the Staff that it used these “other companies” because while it believes that a sample size of at least 10 companies is adequate and appropriate, it believes that the inclusion of additional relevant guideline companies improves the overall objectivity and reliability of the valuation. As noted in the AICPA Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, “a significant limitation of the guideline public company and guideline company transactions methods is that “true” comparables are unlikely to exist, particularly in valuing privately held, early-stage enterprises.” Accordingly, the Company supplementally advises the Staff that even the best identified comparable companies with product candidates for cancer or inflammatory diseases have limitations in the comparability to the Company because, among other things, their products may focus on different disease types or pathways, their products may have differing efficacy and toxicity profiles, the target diseases may differ in prevalence resulting in differing sizes of target patient populations, and the target markets may have differing levels of competition or reimbursement challenges. As a result, the Company believes that it is appropriate to include some comparable companies with a different therapeutic focus, under a broader market perspective in order to create a sample size that improves the overall objectivity and reliability of the valuation. Nonetheless, as noted in the table below, excluding these “other companies” would not have resulted in a material difference in the valuations at each date.

VALUATION DATE	ESTIMATED FAIR VALUE PER SHARE OF COMMON STOCK
	AS ORIGINALLY DETERMINED	EXCLUDING “OTHER COMPANIES”
June 11, 2011	$0.69	$0.69
May 31, 2012	$0.45	$0.46
April 15, 2013	$0.46	$0.46
June 30, 2013	$0.59	$0.60

•

Please revise your disclosure to clarify that an adjustment was made to the enterprise value indicated from the peer group by discounting the valuation at a risk-adjusted rate of return as provided in your response to the third bullet point. Further, indicate the risk-adjusted rate used at each valuation date and how the rate was determined.

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

Securities and Exchange Commission	- 3 -	August 28, 2013

In response to the Staff’s comment, the Company will revise its disclosure in a future amendment to the Registration Statement. The Company’s proposed revised disclosure is reflected in Exhibit A to this letter and is marked to show changes from Amendment No. 1.

•	Please tell us why it is appropriate to include the value of the FP-1039 collaboration with GSK-HGS and retained rest of world rights in determining your enterprise value.

In response to the Staff’s comment, the Company notes that the AICPA Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, states that “some valuation specialists use valuation techniques that split an enterprise’s economic benefit streams.” The Company believes it was appropriate to include the value of the FP-1039 collaboration and retained rest-of-world rights in determining the Company’s enterprise value because most of the comparable companies within the peer groups do not have additional retained value from a collaboration license or milestone agreement similar to the Company’s FP-1039 collaboration and retained rest-of-world rights. The key differentiating elements in the GSK-HGS collaboration consist of the following: (1) the clinical trials are funded and executed by GSK-HGS at no cost to the Company; (2) the Company is entitled to use clinical data from GSK-HGS at no cost to the Company for the purpose of seeking marketing approvals in the retained rest-of-world territory; and (3) the Company has an option to co-promote FP-1039 in the United States. These elements are unusual features and the Company was not aware of comparable companies with similar collaboration rights. The Company considered the three elements above as “non-operating assets,” meaning that they required no further investment by the Company but still had monetizable value. In an effort to ensure that the Company was adequately valuing the full enterprise, the Company valued FP-1039 collaboration and retained rest-of-world rights separately and added the value to its operational value to calculate the value of the entire enterprise. Had the Company not done this there would have been insufficient value assigned to FP-1039, which would have undervalued its common stock.

In addition, in response to the Staff’s comments, the Company will revise its disclosure in a future amendment to the Registration Statement. The Company’s proposed revised disclosure is reflected in Exhibit A to this letter and is marked to show changes from Amendment No. 1.

•	Regarding your April 15, 2013 valuation, tell us why you did not exclude the companies with unusually high pre-money valuations.

In response to the Staff’s comments, the Company advises the Staff that it did not believe that there were any unusually high pre-money valuations in the initial public offering (“IPO”) peer group. The three highest pre-money valuations of the peer group companies that had effectuated a recent IPO while in Phase 2 clinical development were $151.6 million, $147.3 million and $123.0 million, as compared to the first quartile of $91.4 million, median of $108.4 million and the third quartile of $135.2 million. The three highest comparables were not considered to be dissimilar to the third quartile and the Company concluded that it was appropriate to include these companies in the peer group.

2.

We acknowledge your response to our prior comment 2. With regards to your explanation of the difference between the estimated offering price and the fair value of the latest equity issuance, your basis appears to rely heavily on the current market environment. Please provide proposed revised disclosures to clarify your “continued progress” in your preclinical and clinical product portfolios since June 30, 2013 and include any other relevant information regarding your business operations

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

Securities and Exchange Commission	- 4 -	August 28, 2013

that would substantiate the significant increase from the fair value of the latest equity valuation to the estimated offering price.

The Company respectfully advises the Staff that it believes that substantially all of the difference between the estimated offering price and the fair value of the latest equity issuance is a result of (a) the current market environment, (b) the estimated offering price representing a future price for immediately freely tradable shares in a public market compared to the fair value of illiquid shares that remain restricted for some time, and (c) the estimated offering price being based on a successful IPO in the near term as compared to being determined based upon the PWERM methodology, which, amongst other things, does not reflect the elimination of the liquidation preference. While the Company continues to progress its preclinical and clinical product candidate portfolio, this did not significantly contribute to the increase in value. The Company believes that the incremental progress in its preclinical and clinical product candidate portfolios since June 30, 2013 was expected and was contemplated in the June 30, 2013 valuation. Therefore, the Company respectfully does not believe that any additional disclosure is necessary or appropriate.

In the Company’s June 30, 2013 valuation, management estimated a 70% probability of completing an IPO in September 2013. The June 30, 2013 valuation also included a combined 30% weighting for other scenarios, including a delayed 2014 IPO, two merger scenarios and a stay private scenario. The estimated common stock value as of June 30, 2013 was $[***] per share taking into account the Company’s anticipated [***]-for-[***] share reverse stock split. If the September 2013 IPO was assigned a 100% probability, the estimated common stock value as of June 30, 2013 would have been $[***] per share on a post-split basis. This increase in value primarily reflects the elimination of the liquidation preference which would have been present in the merger or stay private scenarios. Furthermore, if the discount for lack of marketability were eliminated, the estimated common stock value as of June 30, 2013 would have been $[***] per share on a post-split basis. In addition, if this value were no longer discounted for the risk-adjusted time value of money, the estimated common stock value as of June 30, 2013 would have been $[***] per share. The remaining increase in the estimated value of the common stock from June 30, 2013 to August 27, 2013, is attributed to the increase in the estimated enterprise value during that period of time. As of May 14, 2013, the date of the Company’s IPO organizational meeting, the Company’s underwriters estimated a pre-money value of the Company of approximately $[***] million. Based on recent discussions with the Company’s underwriters, the Company and its underwriters currently expect that the range for the IPO will be based on a pre-money value of the Company of $[***] million to $[***] million. As noted in the proposed disclosure listed below, the assumed IPO price reflects a significant improvement in the relevant market environment, particularly for companies in an earlier stage of clinical development. From January 1, 2013 to June 30, 2013, there were 16 development-stage IPOs, of which only one was in Phase 1 clinical development. Of the remaining 15 companies, 7 were in Phase 2 clinical development. The median pre-money valuation of the eight companies in Phase 2 or earlier clinical development was $128 million, consistent with the estimated enterprise value of $133 million that we used to determine our June 30, 2013 estimated fair value per share. By contrast, in the second half of July 2013 there were five development-stage IPOs, three of which were in Phase 1 or earlier clinical development. This represents a significant shift in the market to an acceptance of companies in an earlier stage of clinical development. Moreover, the valuations of these companies were significantly higher than companies that completed IPOs in the first six months of 2013. The median pre-money valuation of companies which completed an IPO in the second half of July 2013 was $232 million, an 81% increase from the median pre-money valuation of the Phase 2 or earlier clinical development IPOs from January 1, 2013 to June 30, 2013.

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

Securities and Exchange Commission	- 5 -	August 28, 2013

In response to the Staff’s comment, the Company advises that it will include the following proposed disclosure (subject to such changes as are necessary to accurately reflect the final determination as to price range) in a future amendment to the Registration Statement once the price range for the preliminary prospectus has been determined:

“Offering Price: Based on an assumed offering price of $[***], which is the mid-point of the estimated price range set forth on the cover of this prospectus, the offering price in this offering is a [***]% increase over our July 19, 2013 determination of the estimated fair value of our common stock of $[***] per share.

We believe the difference between the assumed offering price and the estimated fair value of our common stock as determined by our board of directors in connection with the grant of stock in July 2013 is attributable to several factors, including the following:

•

The assumed initial public offering price reflects a significant improvement in the relevant market environment, particularly for companies in an earlier stage of clinical development. From January 1, 2013 to June 30, 2013 there were 16 development-stage initial public offerings, of which only one was in Phase 1 clinical development. Of the remaining 15 companies, 7 were in Phase 2 clinical development and the remainder were in a later stage of clinical development. The median pre-money valuation of the eight companies in Phase 2 or earlier clinical development was $128 million, consistent with the estimated enterprise value of $133 million that we used to determine our June 30, 2013 estimated fair value per share. By contrast, in the second half of July 2013 there were five development-stage initial public offerings, three of which were in Phase 1 or earlier clinical development. This represents a significant shift in the market to an acceptance of companies in an earlier stage of clinical development. Moreover, the valuations of these companies were significantly higher than companies that completed initial public offerings in the first six months of 2013. The median pre-money valuation of companies that completed an initial public offering in the second half of July 2013 was $232 million, an 81% increase from the median pre-money valuation of the Phase 2 or earlier clinical development initial public offerings from January 1, 2013 to June 30, 2013.

•

The assumed initial public offering price represents a future price for shares of common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that would remain restricted from public sale for a substantial period of time even after the completion of an initial public offering.

•

The assumed initial public offering price is based on a single outcome—a successful initial public offering in the near term which is not probability weighted. By contrast, the estimated fair value of our common stock as of June 30, 2013, was determined based on the PWERM methodology, which is a probability-weighted approach that incorporates the potential for alternative liquidity events. This probability-weighted approach inherently decreases the estimated fair value per share due to the combination of other expected equity values, which do not reflect the elimination of the aggregate liquidation preference of shares of preferred stock of the Company outstanding as of June 30, 2013.”

3.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed your final offering price. Please continue to disclose any equity issuances subsequent to the latest amendment and prior to effectiveness.

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

Securities and Exchange Commission	- 6 -	August 28, 2013

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that there have been no additional equity issuances subsequent to the July 19, 2013 stock grant disclosed on page 48 of Amendment No. 1.

Novel Technologies to Produce and Screen the Library in High Throughput, page 82

4.	We note your response to our prior comment 5 and your updated disclosure on page 88 regarding non-exclusive license agreements with BioWa, Inc. and Lonza Sales AG, the National Research Council of Canada, and the Board of Trustees of the Leland Stanford Junior University. In this regard, we also note your disclosure in the risk factor on page 29 that a loss of licenses related to these agreements could materially adversely affect development of your product candidates. For each of these license agreements, please disclose the following information:

•	the amount of material payments including initial fees, milestone payments, royalties or other payments made to date or that may be required in the future;

•	the duration and termination provisions of the agreements; and

•	any additional material provisions.

In response to the Staff’s comment, the Company will include additional disclosure in a future amendment to the Registration Statement. The Company’s proposed additional disclosure is reflected in Exhibit B to this letter.

*            *            *

The Company respectfully requests the Staff’s assistance in completing the review of this response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jaime L. Chase at (202) 637-5457. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Lewis T. Williams, M.D., Ph.D., Five Prime Therapeutics, Inc.
Francis Sarena, Esq., Five Prime Therapeutics, Inc.
Jon Layman, Esq., Hogan Lovells US LLP
Jaime L. Chase, Esq., Hogan Lovells US LLP
David Peinsipp, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP
Andrew S. Williamson, Esq., Cooley LLP
Daniel M. Coleman, Ernst & Young LLP

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

EXHIBIT A

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

which were in either Phase 1 or Phase 2, at the time of their IPO. The pre-money enterprise value to research and development multiple ranged from 2.34 to 19.47 with a mean and median equal to 7.84 and 6.24, respectively. The future IPO value was then converted to present value using a discount rate equal to our estimated weighted average cost of capital of 20% over a three-year period. The sales value approach estimates the present value the business could be sold for based on similar-stage biopharmaceutical companies using a 20% discount rate over a three-year period.

Given that the market multiple approach, the IPO value approach, and the sales value approach provide relevant estimates of fair value, which did not differ significantly, we applied equal weighting to each of these approaches to determine an initial enterprise value. We then allocated the initial estimated enterprise value to the common stock using the OPM.

We considered the OPM appropriate to use since the range of possible future outcomes was so difficult to predict that forecasts would be highly speculative. The OPM treats common stock and convertible preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. We modeled the common stock to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option.

Our board of directors determined there were no events or circumstances that warranted a different fair value determination from the June 15, 2011 valuation to the grant dates of stock-based compensation on January 2, 2012 and January 12, 2012.

May 31, 2012 Valuation. We estimated that a share of our common stock had a value of $0.45 per share in May 2012, a decrease of $0.24 per share from the prior June 15, 2011 valuation. In 2012, we changed our market methodology from a research and development multiple approach to be based on the median expected value of comparable companies. We believe this median expected value methodology became more appropriate because we expected research and development expenses would increase as we advance our development programs more significantly than our value and in light of the difficulty in accurately predicting such future costs. As a result, we determined that continuing to use the research and development multiple approach would have resulted in an over-estimation of the fair value of our common stock. This methodology change, along with an increase in the discount to reflect the lack of marketability of our common stock, resulted in the decrease in the estimated fair value of the common stock.

To determine our enterprise value, we averaged the values determined using the publicly traded comparable company approach, the IPO approach and the sale value approach and then added to that average the value of the FP-1039 collaboration with GSK-HGS and retained rest of world rights, which we determined using the income approach. We believe it was appropriate to include the value of the FP-1039 collaboration and retained rest-of-world rights in determining our enterprise value because the collaboration included unusual features compared to collaborations generally observed at companies at our stage of development. The key differentiating factors in the GSK-HGS collaboration consist of the following: (1) the clinical trials are funded and executed by GSK-HGS at no cost to us; (2) we are entitled to use clinical data from GSK-HGS at no cost to us for the purpose of seeking marketing approvals in the retained rest-of-world territory; and (3) we have an option to co-promote FP-1039 in the United States. We considered the three elements above as “non-operating assets,” meaning that they required no further investment by us but still had monetizable value. Accordingly, we valued them separately and added them to our operational value to calculate the value of the entire enterprise. We used the OPM to allocate the enterprise value to our common stock.

The publicly traded comparable company approach estimates the value of a business by comparing a company to similar publicly traded companies. When selecting the comparable companies we used for the publicly traded comparable company approach, we focused on companies within the biopharmaceutical industry with revenues below $35 million per year and that were in Phase 2 clinical development. We discounted this value to present value over a period of 2.6 years, which is the amount of time we expected to need to reach Phase 2 clinical development, using a venture capital based rate of return of 37% to account for the time value of money and risks, such as achievement of clinical goals, and taking into account any interim cash flows.

In the sales value approach, we used the median equity value from actual acquisitions of companies in Phase 2 clinical development since January 1, 2005. We then discounted this value to present value using a venture capital based rate of return of 37% to account for the time value of money and risks, such as achievement of clinical goals, over a period of 2.6 years, the amount of time we expected to need to reach Phase 2 clinical development.

The IPO value approach analyzed the implied pre-IPO valuations from biotechnology companies that had effectuated an IPO on a major U.S. exchange after January 1, 2009. We focused on companies that were in Phase 2 clinical development or Phase 3 clinical development with preclinical candidates or additional candidates in Phase 1 or 2 clinical development at the time of their IPO. We then discounted the capital valuation from this analysis to present value using a venture capital based rate of return of 37% to account for the time value of money and risks, such as achievement of clinical goals, over a period of 2.6 years, the amount of time we expected to need to reach Phase 2 clinical development.

We then applied the income approach to value the FP-1039 collaboration with GSK-HGS and retained rest of world rights. We estimated the value based upon the present value, discounted at a venture based rate of return of 37%, of the after-tax revenue stream based upon a successful clinical and commercial outcome. We then added this value to the valuation and we applied a 44% discount to reflect the lack of marketability of our common stock. We determined the discount for lack of marketability by using the commonly used method of calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The magnitude of the marketability discount is determined by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The marketability discount is measured as the amount an investor would pay to protect the cost of an investment. We used the Chaffe put option model to calculate this discount using the assumptions listed below. We changed our methodology for determining the discount for lack of marketability to coincide with our change in valuation methodology as explained above. Volatility was derived from the median two-year and three-year volatility from our peer group of comparable public companies.

Expected term (years)	2.6
Expected volatility	74%
Risk-free interest rate	0.33%
Discount for lack of marketability	44%

This change in methodology resulted in a higher discount for lack of marketability from the June 15, 2011 valuation. We believe that this discount was appropriate due to the lack of an existing market for shares of our common stock, the numerous risks and uncertainties to our ability to implement our business plan, and the likely need to obtain additional funding to continue operations during the expected length of time to a potential liquidity event. We then allocated the estimated enterprise value to the common stock using the OPM. We considered the OPM appropriate to use since the range of possible future outcomes was so difficult to predict that forecasts would be highly speculative.

Our board of directors determined there were no events or circumstances that warranted a different fair value determination from the May 31, 2012 valuation to the grant dates of stock-based compensation on July 11, 2012, July 16, 2012, July 29, 2012, July 31, 2012, October 26, 2012, and January 10, 2013. At the time of the January 10, 2013 grant our board of directors had not made a decision to explore accessing the public markets.

April 15, 2013 Valuation. We estimated that a share of our common stock had a value of $0.46 per share in April 2013, an increase of $0.01 from the prior May 31, 2012 valuation. In this valuation we changed from the OPM to the PWERM approach and the assignment of higher probabilities to future liquidity scenarios that would result in the conversion of our convertible preferred stock to common stock. In 2013, as more certainty developed regarding possible exit event outcomes, including an IPO in the following 12 to 18 months, the allocation methodology utilized to allocate our enterprise value to our common stock transitioned from the OPM to a PWERM approach.

PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. Our PWERM estimates the common stock value to our stockholders under each of five possible future scenarios: 36% probability of an IPO in late-2013; 24% probability of an IPO in late-2014; 5% probability of a sale of the company in late-2013; 10% probability of a sale of the company in late-2014; and 25% probability of remaining a private company.

In the IPO scenarios, we analyzed IPO transactions since January 2010 and publicly traded companies. For the IPO transactions peer group data, we reviewed the pre-money IPO value of a group of companies that effectuated a recent IPO while in Phase 2 clinical development and excluded unusually low pre-money valuation companies. For the publicly traded company peer group data, we reviewed companies in Phase 2 clinical development. For the various IPO scenarios, we estimated our IPO value based on the comparable company data and added our expected cash at the time of the expected IPO in December 2013 or September 2014, as appropriate.

For the sale scenarios, we analyzed merger and acquisition transactions involving certain targets in Phase 2 clinical development, and allocated the exit value to our capital structure according to the distribution waterfall.

In the stay-private scenario, we forecasted our cash flows to the end of 2015 and based the terminal value on the public company, IPO and mergers and acquisitions data of comparable companies in Phase 3 clinical development. We allocated the resulting value to our capital structure using the OPM.

We adjusted the valuation indicated by each peer group in each scenario by discounting for the time value of money at risk-adjusted rate of return, as determined using the capital asset pricing model, of 28% to reflect risks associated with achievement of clinical goals and of being a Phase 1b development company.

We then probability weighted the value per share under each scenario and summed the resulting weighted values per share to determine the fair value per share of our common stock. We also probability weighted the aggregate enterprise value indication under each scenario and summed the resulting weighted enterprise value indications to conclude the overall enterprise value.

In the IPO scenario, we assumed all outstanding shares of our convertible preferred stock would convert into common stock. In the sale and remain-a-private-company scenarios, we allocated the value per share by taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the Practice Aid. We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock that ranged from 19% to 42% based on the expected time to liquidity in each scenario. We determined the discount for lack of marketability by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The magnitude of the marketability discount is determined by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The marketability discount is measured as the amount an investor would pay to protect the cost of an investment. We used the Chaffe put option model to calculate this discount using the assumptions listed below. Volatility was derived from the six-month, one-year, two-year and five-year median volatility of our peer group of comparable public companies for the applicable expected terms. We used trend functions to match the time to liquidity assumption for each scenario to the observed historical volatility of these peer group companies.

	IPO LATE- 2013	IPO LATE- 2014	SALE LATE- 2013	SALE LATE- 2014	STAY PRIVATE
Probability	36%	24%	5%	10%	25%
Expected term (years)	0.7	1.5	0.7	1.5	2.7
Expected volatility	57%	62%	57%	62%	69%
Risk-free interest rate	0.09%	0.15%	0.09%	0.15%	0.37%
Discount for lack of marketability	19%	29%	19%	29%	42%

The discount for lack of marketability is lower than the prior valuation for the first four scenarios due to a shorter time to a potential liquidity event. We believe that this discount was appropriate due to the lack of an existing market for shares of our common stock, the numerous risks and uncertainties to our ability to implement our business plan, and the likely need to obtain additional funding to continue operations during the expected length of time to a potential liquidity event.

We then summed the value per share under each scenario to determine the fair value per share of our common stock. In the sale and remain-private scenarios, we allocated the value per share taking into account the liquidation preferences and participation rights of our convertible preferred stock. The IPO scenarios assume that all outstanding shares of our convertible preferred stock would convert into common stock.

Our board of directors determined there were no events or circumstances that warranted a different fair value determination from the April 15, 2013 valuation to the grant dates of stock-based compensation on May 23, 2013.

June 30, 2013 Valuation. The June 30, 2013 valuation was performed contemporaneously with our annual mid-July stock option grants. We estimated that a share of our common stock had a value of $0.59 per share in June 2013, an increase of $0.13 from the prior April 15, 2013 valuation. The increase in the common stock valuation reflected the increased likelihood of a 2013 IPO resulting from submitting our draft registration statement on Form S-1 with the SEC on June 14, 2013. We used the PWERM approach to estimate the common stock value to our stockholders under each of five possible future scenarios: 70% probability of an IPO in September 2013; 10% probability of an IPO in September 2014; 5% probability of a sale of the company in December 2013; 5% probability of a sale of the company in September 2014; and 10% probability of remaining a private company.

In the IPO scenarios, we reviewed IPO transactions since January 2010 and publicly traded companies. For the IPO transactions peer data, we reviewed the pre-money IPO value of a group of companies that effectuated a recent IPO while in Phase 2 clinical development and excluded unusually low pre-money valuation companies. For the publicly traded company peer data, we reviewed companies in Phase 2 clinical development. We estimated our IPO value based on the comparable company data and added our expected cash at the time of the expected IPO as appropriate.

For the sale scenarios, we analyzed merger and acquisition transactions involving certain targets in Phase 2 clinical development, and allocated the exit value to our capital structure according to the distribution waterfall.

In the stay-private scenario, we forecasted our cash flows to the end of 2015 and based the terminal value on the public company, IPO and mergers and acquisitions data of comparable companies in or near Phase 3 clinical development. We allocated the resulting value to our capital structure using the OPM.

We adjusted the valuation indicated by each peer group in each scenario by discounting for the time value of money at risk-adjusted rate of return, as determined using the capital asset pricing model, of 29% to reflect risks associated with achievement of clinical goals and of being a Phase 1b development company.

We then probability weighted the value per share under each scenario and summed the resulting weighted values per share to determine the fair value per share of our common stock. We also probability weighted the aggregate enterprise value indication under each scenario and summed the resulting weighted enterprise value indications to conclude the overall enterprise value.

In the IPO scenario, we assumed all outstanding shares of our convertible preferred stock would convert into common stock. In the sale and stay-private scenarios, we allocated the value per share by taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the Practice Aid. We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock that ranged from 10% to 45% based on the expected time to liquidity in each scenario. We determined the discount for lack of marketability by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The magnitude of the marketability discount is commonly determined by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The marketability discount is measured as the amount an investor would pay to protect the cost of an investment. We used the Chaffe put option model to calculate this discount using the following assumptions. Volatility was derived from the six-month, one-year, two-year and five-year median volatility of the guideline companies for the applicable expected terms. Trend functions were used to match the time to liquidity assumption for each scenario to the observed historical volatility of the publicly traded comparable companies.

	IPO SEPT- 2013	IPO SEPT- 2014	SALE DEC- 2013	SALE SEPT- 2014	STAY PRIVATE
Probability	70%	10%	5%	5%	10%
Expected term (years)	0.25	1.25	0.50	1.25	2.5
Expected volatility	48%	66%	53%	66%	87%
Risk-free interest rate	0.02%	0.29%	0.09%	0.29%	0.63%
Discount for lack of marketability	10%	28%	15%	28%	45%

We believe that this discount was appropriate due to the lack of an existing market for shares of our common stock, the numerous risks and uncertainties to our ability to implement our business plan, and the likely need to obtain additional funding to continue operations during the expected length of time to a potential liquidity event. We then summed the value per share under each scenario to determine the fair value per share of our common stock. In the sale and stay-private scenarios, we allocated the value per share taking into account the liquidation preferences and participation rights of our convertible preferred stock. The IPO scenarios assume that all outstanding shares of our convertible preferred stock would convert into common stock.

Preferred Stock Warrant Liability

We classify freestanding warrants for shares that are either putable or redeemable as liabilities on the balance sheet at fair value. Therefore, the freestanding warrants that give the holders the right to purchase our convertible preferred stock are liabilities that we record at estimated fair value. At the end of each reporting period, we record changes in fair value during the period as a component of other income (expense), net.

We will continue to adjust the liability for changes in the estimated fair value of the warrants until the earlier of the exercise or expiration of the warrants to purchase shares of convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities we would reclassify to stockholders’ deficit.

We use the Black-Scholes option pricing model and the PWERM approach to estimate the fair value of the preferred stock warrant liability. Inputs we used in the Black-Scholes option pricing model to determine estimated fair value include the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying convertible preferred stock. Inputs we used in the PWERM approach to determine the estimated fair value included a risk-adjusted discount rate, probability-weighted outcomes and time to liquidity.

In December 2002, pursuant to the terms of an equipment loan and security agreement, we issued a fully exercisable warrant to the lender for the purchase of 48,000 shares of Series A convertible preferred stock at an exercise price of $1.00 per share. The warrant was exercisable through December 2012, subject to certain conditions. The warrant expired unexercised in December 2012.

In June 2004, pursuant to the terms of an equipment loan and security agreement, we issued a fully exercisable warrant to the lender for the purchase of 28,350 shares of Series A convertible preferred stock at an exercise price of $1.00 per share. The warrant is exercisable through January 2014, subject to certain conditions.

In connection with the issuance of Series A convertible preferred stock in January and February 2005, we issued a warrant to purchase 1,000,000 shares of Series A convertible preferred stock at $1.00 per share to our preferred stock placement agent. During 2007, the warrant was canceled and replaced by the issuance of two warrants for 550,000 and 450,000 shares; all other terms remained unchanged. The warrants will either automatically exercise on a net issuance basis or will expire upon completion of this offering.

EXHIBIT B

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

if such sublicense occurred prior to the first Phase 2 clinical trial of a licensed product, or a low-single digit percentage of the proceeds if such sublicense occurred after the initiation of the first Phase 2 clinical trial of a licensed product.

Our license agreement with the UC Regents will remain in effect until the expiration or abandonment of the last to expire of the licensed patents. We may terminate the license agreement for convenience in its entirety upon prior written notice to the UC Regents. The UC Regents may terminate the license agreement in its entirety in the event of our uncured material breach of the license agreement. The license agreement will automatically terminate upon the filing of a petition for bankruptcy relief that is not dismissed within a set period of time.

Non-exclusive License with BioWa-Lonza

In February 2012, we entered into a license agreement with BioWa, Inc. and Lonza Sales AG, or BioWa-Lonza, pursuant to which BioWa-Lonza granted us a non-exclusive license to use their Potelligent® CHOK1SV technology, including the CHOK1SV cell line, and a non-exclusive license to related know-how and patents. This license is necessary to produce our FPA144 antibody.

We are obligated to pay BioWa-Lonza aggregate milestone payments of up to $26.0 million for development, regulatory and commercialization milestones achieved in our FPA144 antibody program. We are also obligated to pay BioWa-Lonza tiered royalties on net sales of FPA144 up to mid-single digit percentages of the proceeds of such sales.

Our license agreement with BioWa-Lonza will remain in effect until the expiration of our royalty obligations. For each licensed product, we are obligated to pay BioWa-Lonza royalties on net sales of such product on a country-by-country basis for the longer of the life of the licensed patents covering such product in such country or 10 years after the first commercial sale of such product in a major market country, which includes the United States. However, because we believe the last-to-expire patents currently licensed to us under the license agreement would expire in less than 10 years, we believe the date on which our royalty payment obligations to BioWa-Lonza would expire in any country would be 10 years after the first commercial sale of such product in a major market country.

We may terminate the license agreement for convenience subject to our continuing obligation to pay royalties. BioWa-Lonza may terminate the license agreement in the event of our uncured material breach, if we oppose or dispute the validity of patents licensed to us under the license agreement or if we are declared insolvent, make an assignment for the benefit of creditors, are the subject of bankruptcy proceedings or have a receiver or trustee appointed for substantially all of our property.

Non-exclusive License with Board of Trustees of the Leland Stanford Junior University

In February 2006, we entered into a license agreement with the Board of Trustees of the Leland Stanford Junior University, or Stanford, pursuant to which Stanford granted to us a non-exclusive license to use certain biological materials and a non-exclusive license to related patents. We use the licensed materials in the production of proteins in our protein library.

We are obligated to pay a non-material annual fee to maintain this license agreement. We have no milestone payment or royalty obligations under our license agreement with Stanford.

The license agreement has no fixed term. We may terminate the license agreement for convenience. Stanford may terminate the license agreement in the event of our uncured material breach.

Non-exclusive License with National Research Council of Canada

In October 2003, we entered into a license agreement with the National Research Council of Canada, or NRC, pursuant to which NRC granted to us a non-exclusive license to use certain biological materials and a non-exclusive license to related patents. We use the licensed materials in the production of proteins in our protein library.

We have no milestone payment or royalty obligations under our license agreement with NRC.

The license agreement will terminate on December 31, 2013, unless we and NRC agree to extend the term of the license agreement. We are currently discussing with NRC the extension of this license agreement. Either party may terminate the license agreement in the event of the other party’s uncured material breach. NRC may terminate the agreement if we become bankrupt or insolvent, have a receiver appointed to continue our operations or resolve to wind up.